Alpha Investment Inc.

200 East Campus View Blvd., Suite 200

Columbus, OH 43235

June 20, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:  Tom Kluck, Esq.

Joshua Lobert, Esq.

Ms. Becky Chow

Ms. Kristi Marrone

Re: Alpha Investment Inc.

Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”)

Filed April 25, 2018

File No. 333-221183

Ladies and Gentlemen:

In response to the Staff’s comment letter of May 8, 2018 (the “Letter”), Alpha Investment Inc. (the “Company”) hereby files Amendment No. 4 to the Registration Statement on Form S-1, accompanied by Form 10-K/A, Amendment No. 1 to the Company’s Form 10-K for the year ended December 31, 2017 and Form 10-Q/A, Amendment No. 1 to the Company’s Form 10-Q for the quarter ended March 31, 2018.

The following sets forth the Company’s response to the comments set forth in the Letter.  For your convenience, the response to each comment follows the comment itself.

General

Comment:

1.

We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

•

the specific exemption that you intend to rely on; and

•

how your investment strategy and business model will support that exemption.

Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.

Response:

The Company intends rely on the exclusion from the definition of an “investment company” under the Investment Company Act pursuant to Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”  This exclusion, as interpreted by the staff of the SEC, requires that at least 55% of an entity’s assets consist of “qualifying interests” (as that term is interpreted under Section 3(c)(5)(C) of the Investment Company Act) and at least 80% of its total assets consist of qualifying interests and “real estate-related assets.”  The commercial real estate loans that the Company plans to originate

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are considered qualifying interests and real estate-related assets for purposes of the Section 3(c)(5)(C) exemption.

The Company has revised and amended the disclosure set forth in the prospectus comprising a portion of the Registration Statement as requested by the Staff.

Comment:

2.

Please amend to include a consent from Soles, Heyn & Company for the inclusion of their audit report as an exhibit to the filing.

Response:

In response to the Staff’s comment, the Company has included a consent from Soles, Heyn & Company filed as Exhibit 23.1 to the Registration Statement.

Comment:

3.

We note your response to comment 2 and reissue the comment. The company plans to offer loans secured by real estate and intends to acquire and manage commercial first mortgage loans and commercial mortgage backed securities. The company’s business appears to be primarily that of holding and acquiring interests in real estate; therefore, the company’s registration of securities in this offering should be on Form S-11. Please revise accordingly.

Response:

General Instruction A to Form S-11 states that the form shall be used for the registration of securities issued by (i) real estate investment trusts or (ii) other issuers whose business is primarily that of “acquiring and holding for investment real estate or interests in real estate.” The Company is not a real estate investment trust (“REIT”) and has no intention to become a REIT.  Furthermore, the Company does not consider its business to be primarily that of acquiring and holding for investment real estate or interests in real estate.  The Company considers its primary business lines relating to commercial lending as investments in financial instruments and not interests in real estate.

In other instances where the Commission has intended for its rules and regulations to apply specifically to mortgages, it has so stated explicitly. For example, Section 3(c)(5)(C) of the Investment Company Act of 1940 states that the definition of “investment company” does not include a person primarily engaged in the business of “purchasing or otherwise acquiring mortgages and other liens on and interest in real estate.” Accordingly, the Company believes that if the Commission intended for Form S-11 to be appropriate for use by all issuers engaged in the business of making loans or investments secured by mortgages, the Commission would have explicitly stated such intention in General Instruction A to Form S-11.

When considering whether to register its securities on Form S-11 or Form S-1, the Company also considered the practice of other issuers who are non-bank finance companies engaged in the business of mortgage loans and investments related to the mortgage market. Specifically, the Company notes the registration statements on Form S-1 filed by PennyMac Financial Services, Inc. (originally filed on February 7, 2013) and Ladder Capital Corp (originally filed on December 24, 2013). Based in part on the registration statements filed by these and other similar issuers, the Company has determined that Form S-1 is most appropriate for registration of its securities.

For the reasons stated above, the Company respectfully advises the Staff that the Company’s primary business purpose of commercial mortgage lending and investing in securities secured by first mortgage loans makes it appropriate to register its securities on a registration statement on Form S-1.

The Company respectfully calls the attention of the Staff to revisions made in the prospectus to the descriptions of its planned business activities to more clearly accord with the foregoing.

Capitalization, page 21

Comment:

4.

Please remove the impact of the 33,333,333 maximum shares to be offered from your pro forma as adjusted capitalization table, as it is not factually supportable. This is a best efforts offering with no minimum share subscription necessary to consummate the sale of any of the shares or to utilize the proceeds therefrom.

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Response:

In response to the Staff’s comment. the Company has removed the impact of the 33,333,333 maximum shares to be offered from the pro forma as adjusted capitalization table.

Dilution, page 21

Comment:

5.

Please revise the table on page 22 to accurately reflect:

•

the percentages associated with shares purchased by existing stockholders and new investors

•

the total amount of consideration paid by existing stockholders and new investors

•

the percentages associated with consideration paid by existing stockholders and new investors, and

•

the average price paid per share by existing stockholders and new investors.

Response:

The table has been revised in response to the Staff’s comments.

Proposed Business

Plan of Operation, page 27

Comment:

6.

We note your response to prior comment 6 and we reissue the comment. The disclosure on page 27 states that you intend to “furnish[] capital to [y]our new correspondent lenders to make Loans through their platforms primarily to borrowers such as commercial real estate developers and speculators, business owners, landlords and owners of core assets when traditional financing is unavailable to such borrowers for acquisitions, refinancing of commercial property loans and other asset backed transactions.” Please revise your disclosure to identify the lenders and describe in greater detail the platforms to which you refer. In doing so, please describe the nature of any agreements that you have with the lenders.

Response:

In response to the Staff’s comments, the disclosure has been revised to remove references to correspondent lenders from the description of the Company’s business operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Comment:

7.

In your Form S-1 and Form 10-K, we note multiple inconsistencies between amounts disclosed in your MD&A and the amounts disclosed in your financial statements and notes thereto. Please perform a thorough review to correct these inconsistencies prior to your next amendment.

Response:

In response to the Staff’s comment, the Company has made revisions to the MD&A section of the Registration Statement and Form 10-K/A to resolve the inconsistencies brought to our attention by the Staff.

Results of Operations, page 31

8.

In your Form S-1 and Form 10-K, we note that you are amortizing $420,000 of broker fees paid to Omega Commercial Financial Corp over the life of the related loans. Please tell us how you recorded the deferred expense on your balance sheet.

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Response:

In response to the Staff’s comment, the Company has recorded the deferred costs related to the $420,000 broker fee as a discount against the related loans receivable, reducing the carrying value of the loans receivable on the balance sheet.  Those changes have been made to both the Registration Statement and From 10-K/A.

Related Party Transactions, page 36

9.

In your Form S-1 and Form 10-K, we note several inconsistencies with your disclosures regarding related party transactions on pages 36 and 37 of the Form S-1 as compared to your disclosures in Note 3 to the financial statements. Specifically, the terms of the loan agreements with PSHL and PSPC and the amounts outstanding under these agreements do not agree to what is disclosed in Note 3. Please advise or revise.

Response:

In response to the Staff’s comment, the Company has expanded and revised its disclosures regarding related party transactions in the Registration Statement and Form 10-K/A.

Report of Independent Registered Public Accounting Firm, page F-2

10.

We note that you have retained a new auditor for the audit of your 2017 financial statements but did not file a Form 8-K to report a change in your certifying accountant as required by Item 4.01 of Form 8-K. Please advise.

Response:

The Company has now filed the Form 8-K related to the change of auditor.

Balance Sheets, page F-4

11.

In your Form S-1 and Form 10-K, please tell us why you have not classified the Series 2018 Convertible Preferred Stock as a liability given its mandatory redemption provisions discussed on page F-15.

Response:

The Company classified the Series 2018 Convertible Preferred Stock as temporary equity, not a liability, because the instrument is convertible at the option of the holder, resulting in the redemption event not being considered an event certain to occur, but beyond the control of the issuer.  A convertible instrument should not be considered to be mandatorily redeemable while the holder has a right to convert into other equity instruments.  Preferred stock with a mandatory redemption feature and a conversion feature is usually not classified as a liability (as the conversion feature precludes a conclusion the instrument is certain to be redeemed).   Shares are considered mandatorily redeemable pursuant to ASC 480-10-25-4 through 25-7 if they are subject to an unconditional obligation to be redeemed by transferring assets (i.e., cash or other assets). That is, redemption is mandatory on both parties (the issuer must redeem and the holder must surrender), as opposed to mandatory on the issuer only if the holder decides to redeem.  Because the holder can elect to convert, the redemption obligation is not an unconditional obligation to redeem.

Statement of Changes in Shareholders’ Equity (Deficit), page F-6

12.

In your Form S-1 and Form 10-K, please include a reconciliation of the beginning balance and ending balance of equity items classified outside of permanent equity for each period an income statement is required to be filed. This reconciliation may be provided on the face of the statement of changes in shareholders’ equity, in a separate statement or in a note to the financial statements.

Response:

In accordance with the Staff’s request the Company, has amended the Registration Statement and Form 10-K to include a reconciliation of items classified outside of permanent equity in the footnotes to the financial statements.

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Item 16. Exhibits

13.

We note the exclusive forum provision included in Exhibit 10.4. Please advise whether this provision will apply to investors in the direct offering being registered in the registration statement. If so, please add risk factor disclosure in the prospectus regarding the exclusive forum provision. Please address, without limitation, how the exclusive forum provision may impact the rights of shareholders, the reasons for adopting the exclusive forum provision, and any questions as to enforceability of the exclusive forum provision under Florida law.

Response:

We respectfully advise the Staff, that the exclusive forum provision was specific to the subscription agreement in question and is not included in the subscription agreement (the form of which is filed as Exhibit 10.2 to the Registration Statement) to be entered into with investors in the direct offering being registered in the Registration Statement.

If you have any further questions or comments, kindly contact the undersigned at (305) 704-3294 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC at (305) 358-5100.

Very truly yours,

ALPHA INVESTMENT INC.

By:  /s/ Todd C, Buxton

Todd C. Buxton, Chief Executive Officer

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